06012744

WHITE & CASE

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

RECEIVED APR 2 0 2006 SECTION 192 WASH. D.C. PROCESSING

April 20, 2006

BY HAND

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. the Company's notice of extraordinary general meeting, dated April 11, 2006, and submitted to The Hong Kong Stock Exchange Limited ("**HKEx**") on April 11, 2006;
2. the Company's announcement, dated April 13, 2006, regarding the supplemental master purchases agreement in respect of continuing connected transactions and extension of time for dispatch of circular, and submitted to HKEx on April 18, 2006; and
3. the Company's circular, dated April 11, 2006, regarding the approval of a director's service contract, and submitted to HKEx on April 19, 2006.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
APR 2 5 2006
THOMSON FINANCIAL

Logan Helen Hennessey

Enclosures

cc: Lenovo Group Limited

dlw 4/24

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "Company") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, May 24, 2006 at 9:30 a.m. for the purpose of considering and, if thought fit, passing with or without modification the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the Service Contract, including the Continuing Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated April 11, 2006), dated December 20, 2005 entered into by and between the Company and Mr. William J. Amelio, an executive Director, President and Chief Executive Officer of the Company (a copy of which is tabled at the meeting and marked "A" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract."

By Order of the Board of
Yuanqing Yang
Chairman

Hong Kong, April 11, 2006

Registered office:
23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

Notes:

1. A member entitled to attend and vote at the extraordinary general meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the extraordinary general meeting or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the extraordinary general meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the extraordinary general meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. The votes to be taken in the extraordinary general meeting will be taken by way of poll.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

SUPPLEMENTAL MASTER PURCHASES AGREEMENT IN RESPECT OF CONTINUING CONNECTED TRANSACTIONS

EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Reference is made to the announcement of the Company dated 27 March 2006. Due to the intervening Easter holidays and that additional time is required by the Company for compiling information in the circular, and by the independent financial adviser for finalizing its opinion for inclusion in the circular, an application has been made by the Company to the Stock Exchange for an extension of time to despatch the circular to the shareholders on or before 4 May 2006.

Reference is made to the announcement of the Company dated 27 March 2006 and published on 28 March 2006 (the "**Announcement**") in relation to, among others, the Supplemental Master Purchases Agreement entered into between the Company and Digital China Holdings Limited on 27 March 2006 in respect of the continuing connected transactions contemplated thereunder. Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

Pursuant to Rule 14A.49 of the Listing Rules, the Company is required to despatch to the shareholders a circular within 21 days after the publication of the Announcement, which is 18 April 2006.

Due to the intervening Easter holidays and that additional time is required by the Company for compiling information in the circular and by the independent financial adviser for finalizing its opinion for inclusion in the circular, the Company has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules for an extension of time to despatch the circular to the shareholders on or before 4 May 2006.

By order of the Board
Yuanqing Yang
Chairman

New York, 13 April 2006

As at the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lenovo Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

A letter from the Board is set out on pages 4 to 12 of this circular. A letter from the Independent Board Committee and the Compensation Committee is set out on pages 13 and 14 of this circular.

A notice convening the extraordinary general meeting to be held on Wednesday, May 24, 2006 at 9:30 a.m. at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong is set out on pages 15 and 16 of this circular. Whether or not you are able to attend the extraordinary general meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

April 11, 2006

CONTENTS

DEFINITIONS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Amendment Letter"	the supplemental letter of amendment dated January 19, 2006 entered into between the Company and Mr. Amelio, which constitutes an amendment to and becomes part of the Service Contract
"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors of the Company
"Cause"	means, broadly speaking, Mr. Amelio's: (i) conviction of or formal admission to a felony, a crime involving moral turpitude, dishonesty, breach of trust or unethical business conduct or any crime involving the Group; (ii) wilful misconduct, wilful or gross negligence, fraud, misappropriation or embezzlement in the performance of his duties under the Service Contract; (iii) repeated failure to adhere to directions, policies and practices or to devote substantially all of his business time and efforts to the performance of his duties under the Service Contract; (iv) wilful and continued failure to substantially perform duties properly assigned to him; (v) breach of restrictive covenants set out in the Service Contract; or (vi) material breach of any provision of the Service Contract and failure to cure such breach following written notice from the Company
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"Compensation Committee"	the compensation committee of the Board (formerly known as remuneration committee) comprising Mr. William O. Grabe, Mr. Wai Ming Wong and Professor Chia-Wei Woo
"Convertible Preferred Shares"	Series A Cumulative Convertible Preferred Shares of nominal value HK$9.175 each in the share capital of the Company which carry voting rights on an "as if" converted basis. One Convertible Preferred Share is convertible into approximately 367 Shares

"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving the Service Contract
"Good Reason"	means, broadly speaking: (i) material reduction of Mr. Amelio's authority, duties and responsibilities, or the assignment to Mr. Amelio of duties materially inconsistent with his position or positions in the Company; (ii) reduction in Mr. Amelio's annual base salary; (iii) material and wilful breach of any provision of the Service Contract by the Company; (iv) the Company's inability to cause Mr. Amelio to be appointed to the Board within the first 60 days from the date of the Service Contract and to cause Mr. Amelio to be continuously re-elected to the Board during the remainder of the term of the Service Contract; or (v) the Company's inability to obtain the consent of the Shareholders to approve the Service Contract within the first 90 days from the date of the Service Contract (this has been extended to 150 days by mutual agreement dated March 10, 2006 between the Company and Mr. Amelio)
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IBM"	International Business Machines Corporation
"Independent Board Committee"	the independent board committee comprising the independent non-executive Directors of the Company for the purpose of advising the Shareholders in connection with the Service Contract
"Latest Practicable Date"	April 6, 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Non-voting Shares"	ordinary unlisted shares of nominal value HK$0.025 each in the ordinary share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares do not carry any voting rights until they are converted into Shares
"Service Contract"	the service contract dated December 20, 2005 entered into by and between the Company and Mr. Amelio and supplemented by the Amendment Letter and a subsequent mutual agreement dated March 10, 2006 between the Company and Mr. Amelio
"Shareholders"	holders of Shares and/or Convertible Preferred Shares
"Shares"	ordinary shares of nominal value HK$0.025 each in the ordinary share capital of the Company which carry voting rights
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollar, the lawful currency of the United States of America

This circular contains translations between HK$ and US$ at HK$7.75 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Executive Directors:
Mr. Yuanqing Yang
Mr. William J. Amelio
Ms. Xuezheng Ma

Non-executive Directors:
Mr. Chuanzhi Liu
Mr. Linan Zhu
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Weijian Shan
Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter)
Mr. Vince Feng (alternate Director to Mr. William O. Grabe)
Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan)

Independent non-executive Directors:
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

April 11, 2006

To the Shareholders and, for information only,
the holders of Non-voting Shares

Dear Sir or Madam,

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

INTRODUCTION

Reference is made to the announcement made by the Company dated December 21, 2005 in relation to the Service Contract.

Mr. William J. Amelio was appointed as an executive Director, President and Chief Executive Officer of the Company with effect from December 20, 2005 to replace Mr. Stephen M. Ward, Jr. who resigned as an executive Director, President and Chief Executive Officer of the Company on December 20, 2005 following discussion with the Board.

On December 20, 2005, the Company entered into the Service Contract with Mr. Amelio. The Service Contract was the subject of the announcement published by the Company on December 21, 2005. The Service Contract will require the approval of the Shareholders at a general meeting pursuant to Rule 13.68 of the Listing Rules.

By a letter dated December 23, 2005, received by Mr. Amelio on December 24, 2005, the former employer of Mr. Amelio, Dell Inc., made certain claims against Mr. Amelio regarding the potential repayment of certain restricted shares granted to Mr. Amelio by the former employer. On January 19, 2006, the Company entered into the Amendment Letter with Mr. Amelio, in connection with the settlement of the claims.

The Independent Board Committee, comprising the independent non-executive Directors, has been formed together with the Compensation Committee to advise the Shareholders in respect of the Service Contract. The letter of advice from the Independent Board Committee and the Compensation Committee in relation to the Service Contract is set out on pages 13 and 14 of this circular.

The purposes of this circular are (i) to provide the Shareholders and the holders of Non-voting Shares with information regarding the Service Contract; (ii) to set out the recommendation of the Independent Board Committee and the Compensation Committee to the Shareholders in respect of the Service Contract; and (iii) to give notice to the Shareholders of the EGM to consider and, if thought fit, to approve the Service Contract.

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

On December 20, 2005, the Company entered into the Service Contract with Mr. Amelio, as an executive Director, President and Chief Executive Officer of the Company. The Service Contract will require the approval of the Shareholders at a general meeting pursuant to Rule 13.68 of the Listing Rules.

Term and termination

The Service Contract is for an initial term of three years from December 20, 2005 (the "**Initial Term**") and, subject to the Shareholders' approval pursuant to Rule 13.68 of the Listing Rules, will automatically continue for successive one-year periods (the "**Continuing Term**") unless either party gives written notice of termination at least 60 days prior to the expiration of the Initial Term or any subsequent annual renewal period, as applicable (unless terminated earlier by the Company with or without Cause, by Mr. Amelio with or without Good Reason or upon Mr. Amelio's death or disability).

Base salary, bonus and other emoluments

Mr. Amelio's annual base salary is US$750,000 (approximately HK$5,812,500) and his annual target bonus is US$1,000,000 (approximately HK$7,750,000), the latter is only payable if the performance targets for the relevant financial year, as established by the Board or the Compensation Committee prior to the commencement of the financial year, have been met. If such performance targets have been exceeded, subject to the discretion of the Board (Mr. Amelio shall abstain from voting on the relevant resolution) or the Compensation Committee (comprising a majority of independent non-executive Directors at the relevant time), Mr. Amelio may be entitled to an increased bonus of up to US$2,000,000 (approximately HK$15,500,000) for the relevant financial year. For the avoidance of doubt, such increased bonus (if payable) will be inclusive of the annual target bonus of US$1,000,000.

Pursuant to the Service Contract, the Company shall grant to Mr. Amelio an initial equity award of restricted stock units with a current fair market value on the date of grant of US$4,000,000 (approximately HK$31,000,000), subject to the terms of the Company's applicable equity incentive plan. The initial equity award shall vest upon the third anniversary of the date of the Service Contract. The Company shall also grant to Mr. Amelio annual long-term equity awards with a value of US$3,000,000 (approximately HK$23,250,000) if the performance targets for the relevant financial year have been met and subject to the terms of the Company's applicable equity incentive plan (details of which were disclosed in the Company's 2005/2006 Interim Report for the 6 months ended September 30, 2005). Such equity awards may be in the form of any combination of stock appreciation rights, restricted stock units, other equity-based compensation and/or other compensation of a similar nature as determined by the Board or the Compensation Committee pursuant to the terms of the applicable plans of the Company. The annual long-term equity awards shall vest ratably over a five-year period from the date of grant pursuant to the terms of the applicable plans of the Company. The grant of the initial equity award and annual long-term equity awards would not involve the issuance of new Shares or constitute provision of financial assistance to Mr. Amelio by the Group.

Mr. Amelio shall also receive (i) a one-time US$1,500,000 (approximately HK$11,625,000) payment that is subject to whole or partial repayment if the Service Contract is terminated by Mr. Amelio other than for Good Reason or due to Mr. Amelio's death or disability; and (ii) certain expatriate allowances (estimated to be about US$236,000, approximately HK$1,829,000) and reimbursement of his actual relocation expenses incurred (Mr. Amelio has not yet been relocated and the value of such expenses was not determinable as at the Latest Practicable Date) in connection with his employment under the Service Contract.

Restrictive covenant

Pursuant to the Service Contract, Mr. Amelio is bound by a restrictive covenant which provides that for 18 months following the date upon which Mr. Amelio shall for any reason (other than in the event of a termination by Mr. Amelio due to the Company's inability to obtain the approval of the Shareholders at the EGM in connection with the Service Contract within 150 days from the date of the Service Contract) cease to be an employee of the Group, Mr. Amelio shall not, among other things, directly or indirectly engage in or otherwise compete with any business, primarily engaged in the development, manufacture, marketing and sale of computers and related equipment and services (including any and all other business that after the date of the Service Contract, and from time to time during the term of the Service Contract, become material with respect to the Group's then-overall business), anywhere that the Group (including the successors and assigns of the Company and its subsidiaries) engages or is actively preparing to engage in as at the date of termination of the Service Contract. However, the restrictive covenant would not prevent Mr. Amelio from holding less than 1% equity interest in listed companies engaging in the business specified above.

Termination compensation

Certain provisions of the Service Contract provide that upon termination of the Service Contract, and subject to the Shareholders' approval pursuant to Rule 13.68 of the Listing Rules, Mr. Amelio may be entitled to compensation and other payments (primarily consisting of one year's base salary and target bonus, benefits earned and accrued, reimbursement for expenses reasonably and actually incurred and accelerated vesting of equity-based incentives as explained below) equivalent to more than one year's emoluments depending on a number of factors including the amount of his unvested equity awards and the entitlement and amount of his target bonus (the "**Relevant Provisions**"). The basis of calculating the compensation and other payments payable to Mr. Amelio upon termination of the Service Contract depends largely on the circumstances surrounding the termination – whether the Service Contract has been terminated by the Company with or without Cause, by Mr. Amelio with or without Good Reason or upon Mr. Amelio's death or disability.

If the Service Contract is terminated upon Mr. Amelio's death or disability, Mr. Amelio will be entitled to: (i) his base salary and other benefits (including any bonuses, health benefits and expatriate allowance) earned and accrued up to the date of termination or due which remain unpaid; and (ii) reimbursement for expenses reasonably and actually incurred in connection with fulfilling his duties under the Service Contract prior to the date of termination.

If the Service Contract is terminated by the Company for Cause or by Mr. Amelio without Good Reason, Mr. Amelio will be entitled to payments equivalent to the termination payment payable upon termination upon his death or disability as specified above except for any bonuses earned but not paid as at the date of termination.

If the Service Contract is terminated by the Company without Cause or by Mr. Amelio for Good Reason, he will be entitled to: (i) one year's base salary; (ii) pro-rated annual target bonus for the year of such termination (calculated based on the actual number of days elapsed from the beginning of the relevant financial year through to the date of termination and a 365-day year); (iii) annual target bonus for the year in which his termination occurs; (iv) other benefits earned and accrued up to the date of termination or due which remain unpaid; (v) reimbursement for expenses reasonably and actually incurred in connection with fulfilling his duties under the Service Contract prior to the date of termination; (vi) all unvested initial equity award will become fully vested; and (vii) all other outstanding unvested equity awards shall be credited with one year of additional vesting as of the date of termination. Such payments may exceed one year of Mr. Amelio's emoluments under the Service Contract.

The compensation and other payments payable to Mr. Amelio upon termination of the Service Contract will be calculated in accordance with the Relevant Provisions, to this extent, the amount will be set according to objective criteria. However, certain components of the compensation package (primarily the annual target bonus and the amount and term of the long-term incentive equity awards) will be subject to the recommendation of the Compensation Committee and approval of the Board.

There will not be a cap on the compensation and other payments payable to Mr. Amelio upon termination of the Service Contract.

Reimbursement and indemnification

Pursuant to the Service Contract, the Company will reimburse Mr. Amelio for all reasonable attorneys fees and costs in connection with any claims or legal action threatened or brought against him with respect to his entering into the Service Contract and commencing employment with the Company (but not if it is proven that Mr. Amelio breached his representations to the Company under the Service Contract, including, among other things, that he is not contractually prohibited from entering into or fulfilling his obligations under the Service Contract). The Company will also indemnify Mr. Amelio, to the fullest extent permitted by law, against all liabilities, costs and expenses incurred or damages sustained by Mr. Amelio in connection with any action, suit or proceedings to which Mr. Amelio may be made party by reason of his being or having been a Director or officer of the Company.

Amendment Letter

Following the announcement made by the Company dated December 21, 2005 in relation to Mr. Amelio's appointment, on December 24, 2005, Mr. Amelio received notice of certain claims brought by his former employer, Dell Inc., regarding the potential claw back of certain restricted shares granted to Mr. Amelio by the former employer. On January 19, 2006, the Company entered into the Amendment Letter with Mr. Amelio, in connection with the settlement of such claims, in order to ensure Mr. Amelio could devote his full attention to his duties to the Company under his new appointment without distraction from the claims made by Dell. Under the Amendment Letter, the Company has agreed to pay to Dell an amount of

US$7.5 million (approximately HK$58,125,000) in settlement of the claims. Mr. Amelio will pay to the Company an amount to cover the withholding taxes on the payment of the US$7.5 million which represents taxable income to Mr. Amelio. On the other hand, Mr. Amelio may receive a tax refund as a result of repaying the US$7.5 million to Dell related to the restricted shares granted to him by Dell. If the tax refund is in excess of the withholding taxes mentioned above, Mr. Amelio will pay to the Company such excess amount. If the tax refund is less than the withholding taxes mentioned above, the Company will pay to Mr. Amelio the difference (the "**Additional Payment**").

If, prior to the third anniversary of the date the Settlement Payment (as defined below) is made, (i) the Service Contract is terminated by the Company for Cause; (ii) the Service Contract is terminated by Mr. Amelio without Good Reason; (iii) the Service Contract is terminated by Mr. Amelio giving notice of non-renewal in accordance with the terms of the Service Contract; or (iv) Mr. Amelio breaches the restrictive covenant described above, Mr. Amelio will be obliged to pay to the Company the Settlement Payment in full. If any of (i), (ii), (iii) or (iv) above takes place between the third and the fifth anniversary of the date the Settlement Payment is made, Mr. Amelio will be required to pay to the Company an amount equal to 50% of the Settlement Payment.

As further consideration for the US$7.5 million settlement amount and the Additional Payment (if applicable) (collectively, the "**Settlement Payment**"), Mr. Amelio has agreed to purchase at the open market a total of US$2.5 million (approximately HK$19,375,000) of Shares (existing at the time the investment is made), of which US$1.25 million (approximately HK$9,687,500) of Shares will be purchased on or before March 31, 2006 and the remaining US$1.25 million on or before June 30, 2006, based on the market price of the Shares at the time the investment is made. Mr. Amelio will pay to the Company the Settlement Payment in full by July 15, 2006 if he fails to make such purchases. Mr. Amelio will hold the US$2.5 million worth of Shares until the fifth anniversary of the Settlement Payment is made, except if the Service Contract is terminated by (i) the Company without Cause; (ii) Mr. Amelio for Good Reason; (iii) the Company giving notice of non-renewal in accordance with the terms of the Service Contract; or (iv) reason of Mr. Amelio's death or disability.

Assuming a price of HK$3.050 per Share, which was the closing price of the Shares on the Latest Practicable Date, US$2.5 million (approximately HK$19,375,000) would represent approximately 6,352,459 Shares or approximately 0.07% of the total number of issued Shares as at the Latest Practicable Date. As at the Latest Practicable Date, Mr. Amelio had purchased 3,000,000 Shares at the open market at a consideration of HK$3.225 per Share (approximately US$1.25 million in total) and taking into account of these 3,000,000 Shares being in the hand of a director, approximately 39.69% of the total number of issued Shares was in the public hands. Assuming Mr. Amelio acquired the remaining 3,352,459 Shares from the public on the Latest Practicable Date, the total number of issued Shares which would have remained in the public hands would amount to approximately 39.65%. Mr. Amelio has confirmed that he will comply with the Model Code for Securities Transactions by Directors of Listed Issuers whenever he deals with the shares of the Company.

As at the Latest Practicable Date, so far as the Company is aware, the US$7.5 million is the full and final settlement of the claim brought by Dell and the Company is not aware of any other claims outstanding in relation to Mr. Amelio's entering into the Service Contract and commencing employment with the Company.

The Amendment Letter constitutes an amendment to and becomes part of the Service Contract.

Approval at the EGM

Due to the Continuing Term and the Relevant Provisions, the Service Contract will require approval of the Shareholders at a general meeting of the Company pursuant to Rule 13.68 of the Listing Rules. As at the Latest Practicable Date, Mr. Amelio held 3 million Shares and none of his associates held any Shares. Mr. Amelio and his associates will abstain from voting in relation to the Service Contract at the EGM. No other Shareholders would need to abstain from voting at the EGM.

In the event that the Service Contract is not approved by the Shareholders at the EGM, it (including the Amendment Letter) will continue to be valid except that it will be for the Initial Term and any payments which may be made to Mr. Amelio upon termination of the Service Contract will not exceed Mr. Amelio's one year's emoluments.

GENERAL

Legend Holdings Limited, TPG IV Acquisition Company LLC, Newbridge Asia Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (the "**Undertaking Shareholders**") have given undertakings to Mr. Amelio to vote in favour of the resolution approving the Service Contract at the EGM. The voting undertakings have been given with a view to securing Mr. Amelio's services to the Company which the Undertaking Shareholders consider to be invaluable to the Company. The Undertaking Shareholders' and their respective associates' interest in the Service Contract is no different from that of any other Shareholder. The entering into of the Service Contract would not, directly or indirectly, confer any benefits to the Undertaking Shareholders or their respective associates which is not available to other Shareholders. The Undertaking Shareholders have confirmed that they and their respective associates do not have any connection with Mr. Amelio and his associates other than the voting undertakings stated above and that they have not received any benefits from the provision of the voting undertakings.

As at the Latest Practicable Date, the Undertaking Shareholders held an aggregate of approximately 51.59% of the total voting rights of the Company.

EXPERT

Towers Perrin, who has given an opinion to the Independent Board Committee and the Compensation Committee dated April 11, 2006, is an international human resources consultancy firm. Such opinion was given for incorporation into this circular. Towers Perrin has given and has not withdrawn its written consent to the issue of this circular with the references to its name included in this circular. Towers Perrin does not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group. Further, Towers Perrin does not have any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group, since March 31, 2005, being the date up to which the latest published audited consolidated financial statements of the Group were made up.

THE INDEPENDENT BOARD COMMITTEE AND THE COMPENSATION COMMITTEE

An Independent Board Committee, comprising the independent non-executive Directors, has been formed together with the Compensation Committee to advise the Shareholders in respect of the Service Contract. The letter of advice from the Independent Board Committee and the Compensation Committee in relation to the Service Contract is set out on pages 13 and 14 of this circular.

EXTRAORDINARY GENERAL MEETING

A notice convening an EGM is set out on pages 15 and 16 of this circular. The EGM is being convened for the purpose of considering and, if thought fit, passing an ordinary resolution to approve the Service Contract.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

POLL PROCEDURE

Votes taken at the EGM will be taken by poll.

Pursuant to Article 73 of the Articles of Association of the Company, a poll may be demanded by the Chairman or:

(a) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting;

(b) by any Shareholder present in person or by proxy and representing no less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting;

(c) by any Shareholder present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(d) as required by the applicable Listing Rules.

RECOMMENDATION

With the Group's integration of IBM's personal computer business on track and the Group's organizational integration complete, the Company is accelerating its planning for the next phase of growth. The Board considers that Mr. Amelio's combined experience in the industry in which the Group operates would enable him to lead the Group to the next phase of growth. Accordingly, the Board is of the view that the terms of the Service Contract are fair and reasonable and in the interests of the Company and the Shareholders as a whole. A copy of the Service Contract is available for inspection during normal business hours at 29th Floor, Jardine House, One Connaught Place, Central, Hong Kong for 14 days from the date of this circular and at the EGM.

Your attention is drawn to the letter from the Independent Board Committee and the Compensation Committee set out on pages 13 and 14 of this circular. The Shareholders are advised to read the aforesaid letter before deciding as to how to vote on the ordinary resolution approving the Service Contract.

By order of the Board
Yuanqing Yang
Chairman

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

April 11, 2006

To the Shareholders and, for information only,
the holders of Non-Voting Shares

Dear Sir or Madam,

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

We refer to the circular of the Company dated April 11, 2006 issued to the Shareholders (the "**Circular**") of which this letter forms part. Capitalised terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being members of the Independent Board Committee and the Compensation Committee, hereby write to advise the Shareholders as to whether, in our opinion, the terms of the Service Contract are fair and reasonable and the Service Contract is in the interests of the Company and the Shareholders as a whole.

Having taken into account the recommendations of Towers Perrin, an international human resources consultancy firm, we consider that the terms of the Service Contract (including the Continuing Term and the Relevant Provisions) are fair and reasonable and the Service Contract is in the interests of the Company and the Shareholders as a whole.

We have taken into account the factors considered by Towers Perrin, for example, the terms of the Service Contract would be market competitive with respect to compensation levels for chief executive officers in the US Fortune 500 and among companies in the global technology sector; the terms would be consistent with the compensation arrangements for an individual with background, experience and responsibilities comparable to those of Mr. Amelio; the terms are at least equal to the emoluments which Mr. Amelio would have otherwise been eligible to receive from his previous employer, Dell Inc.; the terms would align with the Company's business strategy; the terms would fairly reflect market practices in respect of payment for compensation lost or foregone upon a change in employment.

We therefore recommend the Shareholders to vote in favour of the resolution in relation to the Service Contract.

Yours faithfully,

Independent Board Committee
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Compensation Committee
Mr. William O. Grabe
Mr. Wai Ming Wong
Professor Chia-Wei Woo

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "**Company**") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, May 24, 2006 at 9:30 a.m. for the purpose of considering and, if thought fit, passing with or without modification the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the Service Contract, including the Continuing Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated April 11, 2006), dated December 20, 2005 entered into by and between the Company and Mr. William J. Amelio, an executive Director, President and Chief Executive Officer of the Company (a copy of which is tabled at the meeting and marked "A" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract."

By Order of the Board of
Yuanqing Yang
Chairman

Hong Kong, April 11, 2006

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Executive Directors:
Mr. Yuanqing Yang
Mr. William J. Amelio
Ms. Xuezheng Ma

Non-executive Directors:
Mr. Chuanzhi Liu
Mr. Linan Zhu
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Weijian Shan
Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter)
Mr. Vince Feng (alternate Director to Mr. William O. Grabe)
Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan)

Independent non-executive Directors:
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Notes:

1. A member entitled to attend and vote at the extraordinary general meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the extraordinary general meeting or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the extraordinary general meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the extraordinary general meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. The votes to be taken in the extraordinary general meeting will be taken by way of poll.

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "Company") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, May 24, 2006 at 9:30 a.m. for the purpose of considering and, if thought fit, passing with or without modification the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the Service Contract, including the Continuing Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated April 11, 2006), dated December 20, 2005 entered into by and between the Company and Mr. William J. Amelio, an executive Director, President and Chief Executive Officer of the Company (a copy of which is tabled at the meeting and marked "A" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract."

By Order of the Board of
Yuanqing Yang
Chairman

Hong Kong, April 11, 2006

Registered office:
23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

Notes:

1. A member entitled to attend and vote at the extraordinary general meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the extraordinary general meeting or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the extraordinary general meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the extraordinary general meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. The votes to be taken in the extraordinary general meeting will be taken by way of poll.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

SUPPLEMENTAL MASTER PURCHASES AGREEMENT IN RESPECT OF CONTINUING CONNECTED TRANSACTIONS

EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Reference is made to the announcement of the Company dated 27 March 2006. Due to the intervening Easter holidays and that additional time is required by the Company for compiling information in the circular, and by the independent financial adviser for finalizing its opinion for inclusion in the circular, an application has been made by the Company to the Stock Exchange for an extension of time to despatch the circular to the shareholders on or before 4 May 2006.

Reference is made to the announcement of the Company dated 27 March 2006 and published on 28 March 2006 (the "**Announcement**") in relation to, among others, the Supplemental Master Purchases Agreement entered into between the Company and Digital China Holdings Limited on 27 March 2006 in respect of the continuing connected transactions contemplated thereunder. Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

Pursuant to Rule 14A.49 of the Listing Rules, the Company is required to despatch to the shareholders a circular within 21 days after the publication of the Announcement, which is 18 April 2006.

Due to the intervening Easter holidays and that additional time is required by the Company for compiling information in the circular and by the independent financial adviser for finalizing its opinion for inclusion in the circular, the Company has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules for an extension of time to despatch the circular to the shareholders on or before 4 May 2006.

By order of the Board
Yuanqing Yang
Chairman

New York, 13 April 2006

As at the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lenovo Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

A letter from the Board is set out on pages 4 to 12 of this circular. A letter from the Independent Board Committee and the Compensation Committee is set out on pages 13 and 14 of this circular.

A notice convening the extraordinary general meeting to be held on Wednesday, May 24, 2006 at 9:30 a.m. at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong is set out on pages 15 and 16 of this circular. Whether or not you are able to attend the extraordinary general meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

April 11, 2006

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Amendment Letter"	the supplemental letter of amendment dated January 19, 2006 entered into between the Company and Mr. Amelio, which constitutes an amendment to and becomes part of the Service Contract
"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors of the Company
"Cause"	means, broadly speaking, Mr. Amelio's: (i) conviction of or formal admission to a felony, a crime involving moral turpitude, dishonesty, breach of trust or unethical business conduct or any crime involving the Group; (ii) wilful misconduct, wilful or gross negligence, fraud, misappropriation or embezzlement in the performance of his duties under the Service Contract; (iii) repeated failure to adhere to directions, policies and practices or to devote substantially all of his business time and efforts to the performance of his duties under the Service Contract; (iv) wilful and continued failure to substantially perform duties properly assigned to him; (v) breach of restrictive covenants set out in the Service Contract; or (vi) material breach of any provision of the Service Contract and failure to cure such breach following written notice from the Company
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"Compensation Committee"	the compensation committee of the Board (formerly known as remuneration committee) comprising Mr. William O. Grabe, Mr. Wai Ming Wong and Professor Chia-Wei Woo
"Convertible Preferred Shares"	Series A Cumulative Convertible Preferred Shares of nominal value HK$9.175 each in the share capital of the Company which carry voting rights on an "as if" converted basis. One Convertible Preferred Share is convertible into approximately 367 Shares

"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving the Service Contract
"Good Reason"	means, broadly speaking: (i) material reduction of Mr. Amelio's authority, duties and responsibilities, or the assignment to Mr. Amelio of duties materially inconsistent with his position or positions in the Company; (ii) reduction in Mr. Amelio's annual base salary; (iii) material and wilful breach of any provision of the Service Contract by the Company; (iv) the Company's inability to cause Mr. Amelio to be appointed to the Board within the first 60 days from the date of the Service Contract and to cause Mr. Amelio to be continuously re-elected to the Board during the remainder of the term of the Service Contract; or (v) the Company's inability to obtain the consent of the Shareholders to approve the Service Contract within the first 90 days from the date of the Service Contract (this has been extended to 150 days by mutual agreement dated March 10, 2006 between the Company and Mr. Amelio)
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IBM"	International Business Machines Corporation
"Independent Board Committee"	the independent board committee comprising the independent non-executive Directors of the Company for the purpose of advising the Shareholders in connection with the Service Contract
"Latest Practicable Date"	April 6, 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Non-voting Shares"	ordinary unlisted shares of nominal value HK$0.025 each in the ordinary share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares do not carry any voting rights until they are converted into Shares
"Service Contract"	the service contract dated December 20, 2005 entered into by and between the Company and Mr. Amelio and supplemented by the Amendment Letter and a subsequent mutual agreement dated March 10, 2006 between the Company and Mr. Amelio
"Shareholders"	holders of Shares and/or Convertible Preferred Shares
"Shares"	ordinary shares of nominal value HK$0.025 each in the ordinary share capital of the Company which carry voting rights
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollar, the lawful currency of the United States of America

This circular contains translations between HK$ and US$ at HK$7.75 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Executive Directors:
Mr. Yuanqing Yang
Mr. William J. Amelio
Ms. Xuezheng Ma

Non-executive Directors:
Mr. Chuanzhi Liu
Mr. Linan Zhu
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Weijian Shan
Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter)
Mr. Vince Feng (alternate Director to Mr. William O. Grabe)
Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan)

Independent non-executive Directors:
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

April 11, 2006

To the Shareholders and, for information only,
the holders of Non-voting Shares

Dear Sir or Madam,

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

INTRODUCTION

Reference is made to the announcement made by the Company dated December 21, 2005 in relation to the Service Contract.

Mr. William J. Amelio was appointed as an executive Director, President and Chief Executive Officer of the Company with effect from December 20, 2005 to replace Mr. Stephen M. Ward, Jr. who resigned as an executive Director, President and Chief Executive Officer of the Company on December 20, 2005 following discussion with the Board.

On December 20, 2005, the Company entered into the Service Contract with Mr. Amelio. The Service Contract was the subject of the announcement published by the Company on December 21, 2005. The Service Contract will require the approval of the Shareholders at a general meeting pursuant to Rule 13.68 of the Listing Rules.

By a letter dated December 23, 2005, received by Mr. Amelio on December 24, 2005, the former employer of Mr. Amelio, Dell Inc., made certain claims against Mr. Amelio regarding the potential repayment of certain restricted shares granted to Mr. Amelio by the former employer. On January 19, 2006, the Company entered into the Amendment Letter with Mr. Amelio, in connection with the settlement of the claims.

The Independent Board Committee, comprising the independent non-executive Directors, has been formed together with the Compensation Committee to advise the Shareholders in respect of the Service Contract. The letter of advice from the Independent Board Committee and the Compensation Committee in relation to the Service Contract is set out on pages 13 and 14 of this circular.

The purposes of this circular are (i) to provide the Shareholders and the holders of Non-voting Shares with information regarding the Service Contract; (ii) to set out the recommendation of the Independent Board Committee and the Compensation Committee to the Shareholders in respect of the Service Contract; and (iii) to give notice to the Shareholders of the EGM to consider and, if thought fit, to approve the Service Contract.

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

On December 20, 2005, the Company entered into the Service Contract with Mr. Amelio, as an executive Director, President and Chief Executive Officer of the Company. The Service Contract will require the approval of the Shareholders at a general meeting pursuant to Rule 13.68 of the Listing Rules.

Term and termination

The Service Contract is for an initial term of three years from December 20, 2005 (the "**Initial Term**") and, subject to the Shareholders' approval pursuant to Rule 13.68 of the Listing Rules, will automatically continue for successive one-year periods (the "**Continuing Term**") unless either party gives written notice of termination at least 60 days prior to the expiration of the Initial Term or any subsequent annual renewal period, as applicable (unless terminated earlier by the Company with or without Cause, by Mr. Amelio with or without Good Reason or upon Mr. Amelio's death or disability).

Base salary, bonus and other emoluments

Mr. Amelio's annual base salary is US$750,000 (approximately HK$5,812,500) and his annual target bonus is US$1,000,000 (approximately HK$7,750,000), the latter is only payable if the performance targets for the relevant financial year, as established by the Board or the Compensation Committee prior to the commencement of the financial year, have been met. If such performance targets have been exceeded, subject to the discretion of the Board (Mr. Amelio shall abstain from voting on the relevant resolution) or the Compensation Committee (comprising a majority of independent non-executive Directors at the relevant time), Mr. Amelio may be entitled to an increased bonus of up to US$2,000,000 (approximately HK$15,500,000) for the relevant financial year. For the avoidance of doubt, such increased bonus (if payable) will be inclusive of the annual target bonus of US$1,000,000.

Pursuant to the Service Contract, the Company shall grant to Mr. Amelio an initial equity award of restricted stock units with a current fair market value on the date of grant of US$4,000,000 (approximately HK$31,000,000), subject to the terms of the Company's applicable equity incentive plan. The initial equity award shall vest upon the third anniversary of the date of the Service Contract. The Company shall also grant to Mr. Amelio annual long-term equity awards with a value of US$3,000,000 (approximately HK$23,250,000) if the performance targets for the relevant financial year have been met and subject to the terms of the Company's applicable equity incentive plan (details of which were disclosed in the Company's 2005/2006 Interim Report for the 6 months ended September 30, 2005). Such equity awards may be in the form of any combination of stock appreciation rights, restricted stock units, other equity-based compensation and/or other compensation of a similar nature as determined by the Board or the Compensation Committee pursuant to the terms of the applicable plans of the Company. The annual long-term equity awards shall vest ratably over a five-year period from the date of grant pursuant to the terms of the applicable plans of the Company. The grant of the initial equity award and annual long-term equity awards would not involve the issuance of new Shares or constitute provision of financial assistance to Mr. Amelio by the Group.

Mr. Amelio shall also receive (i) a one-time US$1,500,000 (approximately HK$11,625,000) payment that is subject to whole or partial repayment if the Service Contract is terminated by Mr. Amelio other than for Good Reason or due to Mr. Amelio's death or disability; and (ii) certain expatriate allowances (estimated to be about US$236,000, approximately HK$1,829,000) and reimbursement of his actual relocation expenses incurred (Mr. Amelio has not yet been relocated and the value of such expenses was not determinable as at the Latest Practicable Date) in connection with his employment under the Service Contract.

Restrictive covenant

Pursuant to the Service Contract, Mr. Amelio is bound by a restrictive covenant which provides that for 18 months following the date upon which Mr. Amelio shall for any reason (other than in the event of a termination by Mr. Amelio due to the Company's inability to obtain the approval of the Shareholders at the EGM in connection with the Service Contract within 150 days from the date of the Service Contract) cease to be an employee of the Group, Mr. Amelio shall not, among other things, directly or indirectly engage in or otherwise compete with any business, primarily engaged in the development, manufacture, marketing and sale of computers and related equipment and services (including any and all other business that after the date of the Service Contract, and from time to time during the term of the Service Contract, become material with respect to the Group's then-overall business), anywhere that the Group (including the successors and assigns of the Company and its subsidiaries) engages or is actively preparing to engage in as at the date of termination of the Service Contract. However, the restrictive covenant would not prevent Mr. Amelio from holding less than 1% equity interest in listed companies engaging in the business specified above.

Termination compensation

Certain provisions of the Service Contract provide that upon termination of the Service Contract, and subject to the Shareholders' approval pursuant to Rule 13.68 of the Listing Rules, Mr. Amelio may be entitled to compensation and other payments (primarily consisting of one year's base salary and target bonus, benefits earned and accrued, reimbursement for expenses reasonably and actually incurred and accelerated vesting of equity-based incentives as explained below) equivalent to more than one year's emoluments depending on a number of factors including the amount of his unvested equity awards and the entitlement and amount of his target bonus (the "**Relevant Provisions**"). The basis of calculating the compensation and other payments payable to Mr. Amelio upon termination of the Service Contract depends largely on the circumstances surrounding the termination – whether the Service Contract has been terminated by the Company with or without Cause, by Mr. Amelio with or without Good Reason or upon Mr. Amelio's death or disability.

If the Service Contract is terminated upon Mr. Amelio's death or disability, Mr. Amelio will be entitled to: (i) his base salary and other benefits (including any bonuses, health benefits and expatriate allowance) earned and accrued up to the date of termination or due which remain unpaid; and (ii) reimbursement for expenses reasonably and actually incurred in connection with fulfilling his duties under the Service Contract prior to the date of termination.

If the Service Contract is terminated by the Company for Cause or by Mr. Amelio without Good Reason, Mr. Amelio will be entitled to payments equivalent to the termination payment payable upon termination upon his death or disability as specified above except for any bonuses earned but not paid as at the date of termination.

If the Service Contract is terminated by the Company without Cause or by Mr. Amelio for Good Reason, he will be entitled to: (i) one year's base salary; (ii) pro-rated annual target bonus for the year of such termination (calculated based on the actual number of days elapsed from the beginning of the relevant financial year through to the date of termination and a 365-day year); (iii) annual target bonus for the year in which his termination occurs; (iv) other benefits earned and accrued up to the date of termination or due which remain unpaid; (v) reimbursement for expenses reasonably and actually incurred in connection with fulfilling his duties under the Service Contract prior to the date of termination; (vi) all unvested initial equity award will become fully vested; and (vii) all other outstanding unvested equity awards shall be credited with one year of additional vesting as of the date of termination. Such payments may exceed one year of Mr. Amelio's emoluments under the Service Contract.

The compensation and other payments payable to Mr. Amelio upon termination of the Service Contract will be calculated in accordance with the Relevant Provisions, to this extent, the amount will be set according to objective criteria. However, certain components of the compensation package (primarily the annual target bonus and the amount and term of the long-term incentive equity awards) will be subject to the recommendation of the Compensation Committee and approval of the Board.

There will not be a cap on the compensation and other payments payable to Mr. Amelio upon termination of the Service Contract.

Reimbursement and indemnification

Pursuant to the Service Contract, the Company will reimburse Mr. Amelio for all reasonable attorneys fees and costs in connection with any claims or legal action threatened or brought against him with respect to his entering into the Service Contract and commencing employment with the Company (but not if it is proven that Mr. Amelio breached his representations to the Company under the Service Contract, including, among other things, that he is not contractually prohibited from entering into or fulfilling his obligations under the Service Contract). The Company will also indemnify Mr. Amelio, to the fullest extent permitted by law, against all liabilities, costs and expenses incurred or damages sustained by Mr. Amelio in connection with any action, suit or proceedings to which Mr. Amelio may be made party by reason of his being or having been a Director or officer of the Company.

Amendment Letter

Following the announcement made by the Company dated December 21, 2005 in relation to Mr. Amelio's appointment, on December 24, 2005, Mr. Amelio received notice of certain claims brought by his former employer, Dell Inc., regarding the potential claw back of certain restricted shares granted to Mr. Amelio by the former employer. On January 19, 2006, the Company entered into the Amendment Letter with Mr. Amelio, in connection with the settlement of such claims, in order to ensure Mr. Amelio could devote his full attention to his duties to the Company under his new appointment without distraction from the claims made by Dell. Under the Amendment Letter, the Company has agreed to pay to Dell an amount of

US$7.5 million (approximately HK$58,125,000) in settlement of the claims. Mr. Amelio will pay to the Company an amount to cover the withholding taxes on the payment of the US$7.5 million which represents taxable income to Mr. Amelio. On the other hand, Mr. Amelio may receive a tax refund as a result of repaying the US$7.5 million to Dell related to the restricted shares granted to him by Dell. If the tax refund is in excess of the withholding taxes mentioned above, Mr. Amelio will pay to the Company such excess amount. If the tax refund is less than the withholding taxes mentioned above, the Company will pay to Mr. Amelio the difference (the "**Additional Payment**").

If, prior to the third anniversary of the date the Settlement Payment (as defined below) is made, (i) the Service Contract is terminated by the Company for Cause; (ii) the Service Contract is terminated by Mr. Amelio without Good Reason; (iii) the Service Contract is terminated by Mr. Amelio giving notice of non-renewal in accordance with the terms of the Service Contract; or (iv) Mr. Amelio breaches the restrictive covenant described above, Mr. Amelio will be obliged to pay to the Company the Settlement Payment in full. If any of (i), (ii), (iii) or (iv) above takes place between the third and the fifth anniversary of the date the Settlement Payment is made, Mr. Amelio will be required to pay to the Company an amount equal to 50% of the Settlement Payment.

As further consideration for the US$7.5 million settlement amount and the Additional Payment (if applicable) (collectively, the "**Settlement Payment**"), Mr. Amelio has agreed to purchase at the open market a total of US$2.5 million (approximately HK$19,375,000) of Shares (existing at the time the investment is made), of which US$1.25 million (approximately HK$9,687,500) of Shares will be purchased on or before March 31, 2006 and the remaining US$1.25 million on or before June 30, 2006, based on the market price of the Shares at the time the investment is made. Mr. Amelio will pay to the Company the Settlement Payment in full by July 15, 2006 if he fails to make such purchases. Mr. Amelio will hold the US$2.5 million worth of Shares until the fifth anniversary of the Settlement Payment is made, except if the Service Contract is terminated by (i) the Company without Cause; (ii) Mr. Amelio for Good Reason; (iii) the Company giving notice of non-renewal in accordance with the terms of the Service Contract; or (iv) reason of Mr. Amelio's death or disability.

Assuming a price of HK$3.050 per Share, which was the closing price of the Shares on the Latest Practicable Date, US$2.5 million (approximately HK$19,375,000) would represent approximately 6,352,459 Shares or approximately 0.07% of the total number of issued Shares as at the Latest Practicable Date. As at the Latest Practicable Date, Mr. Amelio had purchased 3,000,000 Shares at the open market at a consideration of HK$3.225 per Share (approximately US$1.25 million in total) and taking into account of these 3,000,000 Shares being in the hand of a director, approximately 39.69% of the total number of issued Shares was in the public hands. Assuming Mr. Amelio acquired the remaining 3,352,459 Shares from the public on the Latest Practicable Date, the total number of issued Shares which would have remained in the public hands would amount to approximately 39.65%. Mr. Amelio has confirmed that he will comply with the Model Code for Securities Transactions by Directors of Listed Issuers whenever he deals with the shares of the Company.

As at the Latest Practicable Date, so far as the Company is aware, the US$7.5 million is the full and final settlement of the claim brought by Dell and the Company is not aware of any other claims outstanding in relation to Mr. Amelio's entering into the Service Contract and commencing employment with the Company.

The Amendment Letter constitutes an amendment to and becomes part of the Service Contract.

Approval at the EGM

Due to the Continuing Term and the Relevant Provisions, the Service Contract will require approval of the Shareholders at a general meeting of the Company pursuant to Rule 13.68 of the Listing Rules. As at the Latest Practicable Date, Mr. Amelio held 3 million Shares and none of his associates held any Shares. Mr. Amelio and his associates will abstain from voting in relation to the Service Contract at the EGM. No other Shareholders would need to abstain from voting at the EGM.

In the event that the Service Contract is not approved by the Shareholders at the EGM, it (including the Amendment Letter) will continue to be valid except that it will be for the Initial Term and any payments which may be made to Mr. Amelio upon termination of the Service Contract will not exceed Mr. Amelio's one year's emoluments.

GENERAL

Legend Holdings Limited, TPG IV Acquisition Company LLC, Newbridge Asia Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (the "**Undertaking Shareholders**") have given undertakings to Mr. Amelio to vote in favour of the resolution approving the Service Contract at the EGM. The voting undertakings have been given with a view to securing Mr. Amelio's services to the Company which the Undertaking Shareholders consider to be invaluable to the Company. The Undertaking Shareholders' and their respective associates' interest in the Service Contract is no different from that of any other Shareholder. The entering into of the Service Contract would not, directly or indirectly, confer any benefits to the Undertaking Shareholders or their respective associates which is not available to other Shareholders. The Undertaking Shareholders have confirmed that they and their respective associates do not have any connection with Mr. Amelio and his associates other than the voting undertakings stated above and that they have not received any benefits from the provision of the voting undertakings.

As at the Latest Practicable Date, the Undertaking Shareholders held an aggregate of approximately 51.59% of the total voting rights of the Company.

EXPERT

Towers Perrin, who has given an opinion to the Independent Board Committee and the Compensation Committee dated April 11, 2006, is an international human resources consultancy firm. Such opinion was given for incorporation into this circular. Towers Perrin has given and has not withdrawn its written consent to the issue of this circular with the references to its name included in this circular. Towers Perrin does not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group. Further, Towers Perrin does not have any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group, since March 31, 2005, being the date up to which the latest published audited consolidated financial statements of the Group were made up.

THE INDEPENDENT BOARD COMMITTEE AND THE COMPENSATION COMMITTEE

An Independent Board Committee, comprising the independent non-executive Directors, has been formed together with the Compensation Committee to advise the Shareholders in respect of the Service Contract. The letter of advice from the Independent Board Committee and the Compensation Committee in relation to the Service Contract is set out on pages 13 and 14 of this circular.

EXTRAORDINARY GENERAL MEETING

A notice convening an EGM is set out on pages 15 and 16 of this circular. The EGM is being convened for the purpose of considering and, if thought fit, passing an ordinary resolution to approve the Service Contract.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

POLL PROCEDURE

Votes taken at the EGM will be taken by poll.

Pursuant to Article 73 of the Articles of Association of the Company, a poll may be demanded by the Chairman or:

(a) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting;

(b) by any Shareholder present in person or by proxy and representing no less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting;

(c) by any Shareholder present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(d) as required by the applicable Listing Rules.

RECOMMENDATION

With the Group's integration of IBM's personal computer business on track and the Group's organizational integration complete, the Company is accelerating its planning for the next phase of growth. The Board considers that Mr. Amelio's combined experience in the industry in which the Group operates would enable him to lead the Group to the next phase of growth. Accordingly, the Board is of the view that the terms of the Service Contract are fair and reasonable and in the interests of the Company and the Shareholders as a whole. A copy of the Service Contract is available for inspection during normal business hours at 29th Floor, Jardine House, One Connaught Place, Central, Hong Kong for 14 days from the date of this circular and at the EGM.

Your attention is drawn to the letter from the Independent Board Committee and the Compensation Committee set out on pages 13 and 14 of this circular. The Shareholders are advised to read the aforesaid letter before deciding as to how to vote on the ordinary resolution approving the Service Contract.

By order of the Board
Yuanqing Yang
Chairman

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

April 11, 2006

To the Shareholders and, for information only,
the holders of Non-Voting Shares

Dear Sir or Madam,

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

We refer to the circular of the Company dated April 11, 2006 issued to the Shareholders (the "**Circular**") of which this letter forms part. Capitalised terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being members of the Independent Board Committee and the Compensation Committee, hereby write to advise the Shareholders as to whether, in our opinion, the terms of the Service Contract are fair and reasonable and the Service Contract is in the interests of the Company and the Shareholders as a whole.

Having taken into account the recommendations of Towers Perrin, an international human resources consultancy firm, we consider that the terms of the Service Contract (including the Continuing Term and the Relevant Provisions) are fair and reasonable and the Service Contract is in the interests of the Company and the Shareholders as a whole.

We have taken into account the factors considered by Towers Perrin, for example, the terms of the Service Contract would be market competitive with respect to compensation levels for chief executive officers in the US Fortune 500 and among companies in the global technology sector; the terms would be consistent with the compensation arrangements for an individual with background, experience and responsibilities comparable to those of Mr. Amelio; the terms are at least equal to the emoluments which Mr. Amelio would have otherwise been eligible to receive from his previous employer, Dell Inc.; the terms would align with the Company's business strategy; the terms would fairly reflect market practices in respect of payment for compensation lost or foregone upon a change in employment.

We therefore recommend the Shareholders to vote in favour of the resolution in relation to the Service Contract.

Yours faithfully,

Independent Board Committee
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Compensation Committee
Mr. William O. Grabe
Mr. Wai Ming Wong
Professor Chia-Wei Woo

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "**Company**") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, May 24, 2006 at 9:30 a.m. for the purpose of considering and, if thought fit, passing with or without modification the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the Service Contract, including the Continuing Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated April 11, 2006), dated December 20, 2005 entered into by and between the Company and Mr. William J. Amelio, an executive Director, President and Chief Executive Officer of the Company (a copy of which is tabled at the meeting and marked "A" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract."

By Order of the Board of
Yuanqing Yang
Chairman

Hong Kong, April 11, 2006

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Executive Directors:
Mr. Yuanqing Yang
Mr. William J. Amelio
Ms. Xuezheng Ma

Non-executive Directors:
Mr. Chuanzhi Liu
Mr. Linan Zhu
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Weijian Shan
Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter)
Mr. Vince Feng (alternate Director to Mr. William O. Grabe)
Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan)

Independent non-executive Directors:
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Notes:

1. A member entitled to attend and vote at the extraordinary general meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the extraordinary general meeting or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the extraordinary general meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the extraordinary general meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. The votes to be taken in the extraordinary general meeting will be taken by way of poll.

Lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "Company") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, May 24, 2006 at 9:30 a.m. for the purpose of considering and, if thought fit, passing with or without modification the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the Service Contract, including the Continuing Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated April 11, 2006), dated December 20, 2005 entered into by and between the Company and Mr. William J. Amelio, an executive Director, President and Chief Executive Officer of the Company (a copy of which is tabled at the meeting and marked "A" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract."

By Order of the Board of
Yuanqing Yang
Chairman

Hong Kong, April 11, 2006

Registered office:
23rd Floor, Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

Notes:

1. A member entitled to attend and vote at the extraordinary general meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the extraordinary general meeting or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the extraordinary general meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the extraordinary general meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. The votes to be taken in the extraordinary general meeting will be taken by way of poll.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

SUPPLEMENTAL MASTER PURCHASES AGREEMENT IN RESPECT OF CONTINUING CONNECTED TRANSACTIONS

EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Reference is made to the announcement of the Company dated 27 March 2006. Due to the intervening Easter holidays and that additional time is required by the Company for compiling information in the circular, and by the independent financial adviser for finalizing its opinion for inclusion in the circular, an application has been made by the Company to the Stock Exchange for an extension of time to despatch the circular to the shareholders on or before 4 May 2006.

Reference is made to the announcement of the Company dated 27 March 2006 and published on 28 March 2006 (the "**Announcement**") in relation to, among others, the Supplemental Master Purchases Agreement entered into between the Company and Digital China Holdings Limited on 27 March 2006 in respect of the continuing connected transactions contemplated thereunder. Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

Pursuant to Rule 14A.49 of the Listing Rules, the Company is required to despatch to the shareholders a circular within 21 days after the publication of the Announcement, which is 18 April 2006.

Due to the intervening Easter holidays and that additional time is required by the Company for compiling information in the circular and by the independent financial adviser for finalizing its opinion for inclusion in the circular, the Company has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules for an extension of time to despatch the circular to the shareholders on or before 4 May 2006.

By order of the Board
Yuanqing Yang
Chairman

New York, 13 April 2006

As at the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lenovo Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

A letter from the Board is set out on pages 4 to 12 of this circular. A letter from the Independent Board Committee and the Compensation Committee is set out on pages 13 and 14 of this circular.

A notice convening the extraordinary general meeting to be held on Wednesday, May 24, 2006 at 9:30 a.m. at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong is set out on pages 15 and 16 of this circular. Whether or not you are able to attend the extraordinary general meeting, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

April 11, 2006

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Amendment Letter"	the supplemental letter of amendment dated January 19, 2006 entered into between the Company and Mr. Amelio, which constitutes an amendment to and becomes part of the Service Contract
"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors of the Company
"Cause"	means, broadly speaking, Mr. Amelio's: (i) conviction of or formal admission to a felony, a crime involving moral turpitude, dishonesty, breach of trust or unethical business conduct or any crime involving the Group; (ii) wilful misconduct, wilful or gross negligence, fraud, misappropriation or embezzlement in the performance of his duties under the Service Contract; (iii) repeated failure to adhere to directions, policies and practices or to devote substantially all of his business time and efforts to the performance of his duties under the Service Contract; (iv) wilful and continued failure to substantially perform duties properly assigned to him; (v) breach of restrictive covenants set out in the Service Contract; or (vi) material breach of any provision of the Service Contract and failure to cure such breach following written notice from the Company
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"Compensation Committee"	the compensation committee of the Board (formerly known as remuneration committee) comprising Mr. William O. Grabe, Mr. Wai Ming Wong and Professor Chia-Wei Woo
"Convertible Preferred Shares"	Series A Cumulative Convertible Preferred Shares of nominal value HK$9.175 each in the share capital of the Company which carry voting rights on an "as if" converted basis. One Convertible Preferred Share is convertible into approximately 367 Shares

"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving the Service Contract
"Good Reason"	means, broadly speaking: (i) material reduction of Mr. Amelio's authority, duties and responsibilities, or the assignment to Mr. Amelio of duties materially inconsistent with his position or positions in the Company; (ii) reduction in Mr. Amelio's annual base salary; (iii) material and wilful breach of any provision of the Service Contract by the Company; (iv) the Company's inability to cause Mr. Amelio to be appointed to the Board within the first 60 days from the date of the Service Contract and to cause Mr. Amelio to be continuously re-elected to the Board during the remainder of the term of the Service Contract; or (v) the Company's inability to obtain the consent of the Shareholders to approve the Service Contract within the first 90 days from the date of the Service Contract (this has been extended to 150 days by mutual agreement dated March 10, 2006 between the Company and Mr. Amelio)
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IBM"	International Business Machines Corporation
"Independent Board Committee"	the independent board committee comprising the independent non-executive Directors of the Company for the purpose of advising the Shareholders in connection with the Service Contract
"Latest Practicable Date"	April 6, 2006, being the latest practicable date for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Non-voting Shares"	ordinary unlisted shares of nominal value HK$0.025 each in the ordinary share capital of the Company, which have the same rights as the Shares save that the Non-voting Shares do not carry any voting rights until they are converted into Shares
"Service Contract"	the service contract dated December 20, 2005 entered into by and between the Company and Mr. Amelio and supplemented by the Amendment Letter and a subsequent mutual agreement dated March 10, 2006 between the Company and Mr. Amelio
"Shareholders"	holders of Shares and/or Convertible Preferred Shares
"Shares"	ordinary shares of nominal value HK$0.025 each in the ordinary share capital of the Company which carry voting rights
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States Dollar, the lawful currency of the United States of America

This circular contains translations between HK$ and US$ at HK$7.75 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

Executive Directors:
Mr. Yuanqing Yang
Mr. William J. Amelio
Ms. Xuezheng Ma

Non-executive Directors:
Mr. Chuanzhi Liu
Mr. Linan Zhu
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Weijian Shan
Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter)
Mr. Vince Feng (alternate Director to Mr. William O. Grabe)
Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan)

Independent non-executive Directors:
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

April 11, 2006

To the Shareholders and, for information only,
the holders of Non-voting Shares

Dear Sir or Madam,

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

INTRODUCTION

Reference is made to the announcement made by the Company dated December 21, 2005 in relation to the Service Contract.

Mr. William J. Amelio was appointed as an executive Director, President and Chief Executive Officer of the Company with effect from December 20, 2005 to replace Mr. Stephen M. Ward, Jr. who resigned as an executive Director, President and Chief Executive Officer of the Company on December 20, 2005 following discussion with the Board.

On December 20, 2005, the Company entered into the Service Contract with Mr. Amelio. The Service Contract was the subject of the announcement published by the Company on December 21, 2005. The Service Contract will require the approval of the Shareholders at a general meeting pursuant to Rule 13.68 of the Listing Rules.

By a letter dated December 23, 2005, received by Mr. Amelio on December 24, 2005, the former employer of Mr. Amelio, Dell Inc., made certain claims against Mr. Amelio regarding the potential repayment of certain restricted shares granted to Mr. Amelio by the former employer. On January 19, 2006, the Company entered into the Amendment Letter with Mr. Amelio, in connection with the settlement of the claims.

The Independent Board Committee, comprising the independent non-executive Directors, has been formed together with the Compensation Committee to advise the Shareholders in respect of the Service Contract. The letter of advice from the Independent Board Committee and the Compensation Committee in relation to the Service Contract is set out on pages 13 and 14 of this circular.

The purposes of this circular are (i) to provide the Shareholders and the holders of Non-voting Shares with information regarding the Service Contract; (ii) to set out the recommendation of the Independent Board Committee and the Compensation Committee to the Shareholders in respect of the Service Contract; and (iii) to give notice to the Shareholders of the EGM to consider and, if thought fit, to approve the Service Contract.

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

On December 20, 2005, the Company entered into the Service Contract with Mr. Amelio, as an executive Director, President and Chief Executive Officer of the Company. The Service Contract will require the approval of the Shareholders at a general meeting pursuant to Rule 13.68 of the Listing Rules.

Term and termination

The Service Contract is for an initial term of three years from December 20, 2005 (the "**Initial Term**") and, subject to the Shareholders' approval pursuant to Rule 13.68 of the Listing Rules, will automatically continue for successive one-year periods (the "**Continuing Term**") unless either party gives written notice of termination at least 60 days prior to the expiration of the Initial Term or any subsequent annual renewal period, as applicable (unless terminated earlier by the Company with or without Cause, by Mr. Amelio with or without Good Reason or upon Mr. Amelio's death or disability).

Base salary, bonus and other emoluments

Mr. Amelio's annual base salary is US$750,000 (approximately HK$5,812,500) and his annual target bonus is US$1,000,000 (approximately HK$7,750,000), the latter is only payable if the performance targets for the relevant financial year, as established by the Board or the Compensation Committee prior to the commencement of the financial year, have been met. If such performance targets have been exceeded, subject to the discretion of the Board (Mr. Amelio shall abstain from voting on the relevant resolution) or the Compensation Committee (comprising a majority of independent non-executive Directors at the relevant time), Mr. Amelio may be entitled to an increased bonus of up to US$2,000,000 (approximately HK$15,500,000) for the relevant financial year. For the avoidance of doubt, such increased bonus (if payable) will be inclusive of the annual target bonus of US$1,000,000.

Pursuant to the Service Contract, the Company shall grant to Mr. Amelio an initial equity award of restricted stock units with a current fair market value on the date of grant of US$4,000,000 (approximately HK$31,000,000), subject to the terms of the Company's applicable equity incentive plan. The initial equity award shall vest upon the third anniversary of the date of the Service Contract. The Company shall also grant to Mr. Amelio annual long-term equity awards with a value of US$3,000,000 (approximately HK$23,250,000) if the performance targets for the relevant financial year have been met and subject to the terms of the Company's applicable equity incentive plan (details of which were disclosed in the Company's 2005/2006 Interim Report for the 6 months ended September 30, 2005). Such equity awards may be in the form of any combination of stock appreciation rights, restricted stock units, other equity-based compensation and/or other compensation of a similar nature as determined by the Board or the Compensation Committee pursuant to the terms of the applicable plans of the Company. The annual long-term equity awards shall vest ratably over a five-year period from the date of grant pursuant to the terms of the applicable plans of the Company. The grant of the initial equity award and annual long-term equity awards would not involve the issuance of new Shares or constitute provision of financial assistance to Mr. Amelio by the Group.

Mr. Amelio shall also receive (i) a one-time US$1,500,000 (approximately HK$11,625,000) payment that is subject to whole or partial repayment if the Service Contract is terminated by Mr. Amelio other than for Good Reason or due to Mr. Amelio's death or disability; and (ii) certain expatriate allowances (estimated to be about US$236,000, approximately HK$1,829,000) and reimbursement of his actual relocation expenses incurred (Mr. Amelio has not yet been relocated and the value of such expenses was not determinable as at the Latest Practicable Date) in connection with his employment under the Service Contract.

Restrictive covenant

Pursuant to the Service Contract, Mr. Amelio is bound by a restrictive covenant which provides that for 18 months following the date upon which Mr. Amelio shall for any reason (other than in the event of a termination by Mr. Amelio due to the Company's inability to obtain the approval of the Shareholders at the EGM in connection with the Service Contract within 150 days from the date of the Service Contract) cease to be an employee of the Group, Mr. Amelio shall not, among other things, directly or indirectly engage in or otherwise compete with any business, primarily engaged in the development, manufacture, marketing and sale of computers and related equipment and services (including any and all other business that after the date of the Service Contract, and from time to time during the term of the Service Contract, become material with respect to the Group's then-overall business), anywhere that the Group (including the successors and assigns of the Company and its subsidiaries) engages or is actively preparing to engage in as at the date of termination of the Service Contract. However, the restrictive covenant would not prevent Mr. Amelio from holding less than 1% equity interest in listed companies engaging in the business specified above.

Termination compensation

Certain provisions of the Service Contract provide that upon termination of the Service Contract, and subject to the Shareholders' approval pursuant to Rule 13.68 of the Listing Rules, Mr. Amelio may be entitled to compensation and other payments (primarily consisting of one year's base salary and target bonus, benefits earned and accrued, reimbursement for expenses reasonably and actually incurred and accelerated vesting of equity-based incentives as explained below) equivalent to more than one year's emoluments depending on a number of factors including the amount of his unvested equity awards and the entitlement and amount of his target bonus (the "**Relevant Provisions**"). The basis of calculating the compensation and other payments payable to Mr. Amelio upon termination of the Service Contract depends largely on the circumstances surrounding the termination – whether the Service Contract has been terminated by the Company with or without Cause, by Mr. Amelio with or without Good Reason or upon Mr. Amelio's death or disability.

If the Service Contract is terminated upon Mr. Amelio's death or disability, Mr. Amelio will be entitled to: (i) his base salary and other benefits (including any bonuses, health benefits and expatriate allowance) earned and accrued up to the date of termination or due which remain unpaid; and (ii) reimbursement for expenses reasonably and actually incurred in connection with fulfilling his duties under the Service Contract prior to the date of termination.

If the Service Contract is terminated by the Company for Cause or by Mr. Amelio without Good Reason, Mr. Amelio will be entitled to payments equivalent to the termination payment payable upon termination upon his death or disability as specified above except for any bonuses earned but not paid as at the date of termination.

If the Service Contract is terminated by the Company without Cause or by Mr. Amelio for Good Reason, he will be entitled to: (i) one year's base salary; (ii) pro-rated annual target bonus for the year of such termination (calculated based on the actual number of days elapsed from the beginning of the relevant financial year through to the date of termination and a 365-day year); (iii) annual target bonus for the year in which his termination occurs; (iv) other benefits earned and accrued up to the date of termination or due which remain unpaid; (v) reimbursement for expenses reasonably and actually incurred in connection with fulfilling his duties under the Service Contract prior to the date of termination; (vi) all unvested initial equity award will become fully vested; and (vii) all other outstanding unvested equity awards shall be credited with one year of additional vesting as of the date of termination. Such payments may exceed one year of Mr. Amelio's emoluments under the Service Contract.

The compensation and other payments payable to Mr. Amelio upon termination of the Service Contract will be calculated in accordance with the Relevant Provisions, to this extent, the amount will be set according to objective criteria. However, certain components of the compensation package (primarily the annual target bonus and the amount and term of the long-term incentive equity awards) will be subject to the recommendation of the Compensation Committee and approval of the Board.

There will not be a cap on the compensation and other payments payable to Mr. Amelio upon termination of the Service Contract.

Reimbursement and indemnification

Pursuant to the Service Contract, the Company will reimburse Mr. Amelio for all reasonable attorneys fees and costs in connection with any claims or legal action threatened or brought against him with respect to his entering into the Service Contract and commencing employment with the Company (but not if it is proven that Mr. Amelio breached his representations to the Company under the Service Contract, including, among other things, that he is not contractually prohibited from entering into or fulfilling his obligations under the Service Contract). The Company will also indemnify Mr. Amelio, to the fullest extent permitted by law, against all liabilities, costs and expenses incurred or damages sustained by Mr. Amelio in connection with any action, suit or proceedings to which Mr. Amelio may be made party by reason of his being or having been a Director or officer of the Company.

Amendment Letter

Following the announcement made by the Company dated December 21, 2005 in relation to Mr. Amelio's appointment, on December 24, 2005, Mr. Amelio received notice of certain claims brought by his former employer, Dell Inc., regarding the potential claw back of certain restricted shares granted to Mr. Amelio by the former employer. On January 19, 2006, the Company entered into the Amendment Letter with Mr. Amelio, in connection with the settlement of such claims, in order to ensure Mr. Amelio could devote his full attention to his duties to the Company under his new appointment without distraction from the claims made by Dell. Under the Amendment Letter, the Company has agreed to pay to Dell an amount of

US$7.5 million (approximately HK$58,125,000) in settlement of the claims. Mr. Amelio will pay to the Company an amount to cover the withholding taxes on the payment of the US$7.5 million which represents taxable income to Mr. Amelio. On the other hand, Mr. Amelio may receive a tax refund as a result of repaying the US$7.5 million to Dell related to the restricted shares granted to him by Dell. If the tax refund is in excess of the withholding taxes mentioned above, Mr. Amelio will pay to the Company such excess amount. If the tax refund is less than the withholding taxes mentioned above, the Company will pay to Mr. Amelio the difference (the "**Additional Payment**").

If, prior to the third anniversary of the date the Settlement Payment (as defined below) is made, (i) the Service Contract is terminated by the Company for Cause; (ii) the Service Contract is terminated by Mr. Amelio without Good Reason; (iii) the Service Contract is terminated by Mr. Amelio giving notice of non-renewal in accordance with the terms of the Service Contract; or (iv) Mr. Amelio breaches the restrictive covenant described above, Mr. Amelio will be obliged to pay to the Company the Settlement Payment in full. If any of (i), (ii), (iii) or (iv) above takes place between the third and the fifth anniversary of the date the Settlement Payment is made, Mr. Amelio will be required to pay to the Company an amount equal to 50% of the Settlement Payment.

As further consideration for the US$7.5 million settlement amount and the Additional Payment (if applicable) (collectively, the "**Settlement Payment**"), Mr. Amelio has agreed to purchase at the open market a total of US$2.5 million (approximately HK$19,375,000) of Shares (existing at the time the investment is made), of which US$1.25 million (approximately HK$9,687,500) of Shares will be purchased on or before March 31, 2006 and the remaining US$1.25 million on or before June 30, 2006, based on the market price of the Shares at the time the investment is made. Mr. Amelio will pay to the Company the Settlement Payment in full by July 15, 2006 if he fails to make such purchases. Mr. Amelio will hold the US$2.5 million worth of Shares until the fifth anniversary of the Settlement Payment is made, except if the Service Contract is terminated by (i) the Company without Cause; (ii) Mr. Amelio for Good Reason; (iii) the Company giving notice of non-renewal in accordance with the terms of the Service Contract; or (iv) reason of Mr. Amelio's death or disability.

Assuming a price of HK$3.050 per Share, which was the closing price of the Shares on the Latest Practicable Date, US$2.5 million (approximately HK$19,375,000) would represent approximately 6,352,459 Shares or approximately 0.07% of the total number of issued Shares as at the Latest Practicable Date. As at the Latest Practicable Date, Mr. Amelio had purchased 3,000,000 Shares at the open market at a consideration of HK$3.225 per Share (approximately US$1.25 million in total) and taking into account of these 3,000,000 Shares being in the hand of a director, approximately 39.69% of the total number of issued Shares was in the public hands. Assuming Mr. Amelio acquired the remaining 3,352,459 Shares from the public on the Latest Practicable Date, the total number of issued Shares which would have remained in the public hands would amount to approximately 39.65%. Mr. Amelio has confirmed that he will comply with the Model Code for Securities Transactions by Directors of Listed Issuers whenever he deals with the shares of the Company.

As at the Latest Practicable Date, so far as the Company is aware, the US$7.5 million is the full and final settlement of the claim brought by Dell and the Company is not aware of any other claims outstanding in relation to Mr. Amelio's entering into the Service Contract and commencing employment with the Company.

The Amendment Letter constitutes an amendment to and becomes part of the Service Contract.

Approval at the EGM

Due to the Continuing Term and the Relevant Provisions, the Service Contract will require approval of the Shareholders at a general meeting of the Company pursuant to Rule 13.68 of the Listing Rules. As at the Latest Practicable Date, Mr. Amelio held 3 million Shares and none of his associates held any Shares. Mr. Amelio and his associates will abstain from voting in relation to the Service Contract at the EGM. No other Shareholders would need to abstain from voting at the EGM.

In the event that the Service Contract is not approved by the Shareholders at the EGM, it (including the Amendment Letter) will continue to be valid except that it will be for the Initial Term and any payments which may be made to Mr. Amelio upon termination of the Service Contract will not exceed Mr. Amelio's one year's emoluments.

GENERAL

Legend Holdings Limited, TPG IV Acquisition Company LLC, Newbridge Asia Acquisition Company LLC, General Atlantic Partners (Bermuda), L.P., GAPSTAR, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (the "**Undertaking Shareholders**") have given undertakings to Mr. Amelio to vote in favour of the resolution approving the Service Contract at the EGM. The voting undertakings have been given with a view to securing Mr. Amelio's services to the Company which the Undertaking Shareholders consider to be invaluable to the Company. The Undertaking Shareholders' and their respective associates' interest in the Service Contract is no different from that of any other Shareholder. The entering into of the Service Contract would not, directly or indirectly, confer any benefits to the Undertaking Shareholders or their respective associates which is not available to other Shareholders. The Undertaking Shareholders have confirmed that they and their respective associates do not have any connection with Mr. Amelio and his associates other than the voting undertakings stated above and that they have not received any benefits from the provision of the voting undertakings.

As at the Latest Practicable Date, the Undertaking Shareholders held an aggregate of approximately 51.59% of the total voting rights of the Company.

EXPERT

Towers Perrin, who has given an opinion to the Independent Board Committee and the Compensation Committee dated April 11, 2006, is an international human resources consultancy firm. Such opinion was given for incorporation into this circular. Towers Perrin has given and has not withdrawn its written consent to the issue of this circular with the references to its name included in this circular. Towers Perrin does not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group. Further, Towers Perrin does not have any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group, since March 31, 2005, being the date up to which the latest published audited consolidated financial statements of the Group were made up.

THE INDEPENDENT BOARD COMMITTEE AND THE COMPENSATION COMMITTEE

An Independent Board Committee, comprising the independent non-executive Directors, has been formed together with the Compensation Committee to advise the Shareholders in respect of the Service Contract. The letter of advice from the Independent Board Committee and the Compensation Committee in relation to the Service Contract is set out on pages 13 and 14 of this circular.

EXTRAORDINARY GENERAL MEETING

A notice convening an EGM is set out on pages 15 and 16 of this circular. The EGM is being convened for the purpose of considering and, if thought fit, passing an ordinary resolution to approve the Service Contract.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event no less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

POLL PROCEDURE

Votes taken at the EGM will be taken by poll.

Pursuant to Article 73 of the Articles of Association of the Company, a poll may be demanded by the Chairman or:

(a) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting;

(b) by any Shareholder present in person or by proxy and representing no less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting;

(c) by any Shareholder present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to and not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(d) as required by the applicable Listing Rules.

RECOMMENDATION

With the Group's integration of IBM's personal computer business on track and the Group's organizational integration complete, the Company is accelerating its planning for the next phase of growth. The Board considers that Mr. Amelio's combined experience in the industry in which the Group operates would enable him to lead the Group to the next phase of growth. Accordingly, the Board is of the view that the terms of the Service Contract are fair and reasonable and in the interests of the Company and the Shareholders as a whole. A copy of the Service Contract is available for inspection during normal business hours at 29th Floor, Jardine House, One Connaught Place, Central, Hong Kong for 14 days from the date of this circular and at the EGM.

Your attention is drawn to the letter from the Independent Board Committee and the Compensation Committee set out on pages 13 and 14 of this circular. The Shareholders are advised to read the aforesaid letter before deciding as to how to vote on the ordinary resolution approving the Service Contract.

By order of the Board
Yuanqing Yang
Chairman

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

April 11, 2006

To the Shareholders and, for information only,
the holders of Non-Voting Shares

Dear Sir or Madam,

APPROVAL OF A DIRECTOR'S SERVICE CONTRACT

We refer to the circular of the Company dated April 11, 2006 issued to the Shareholders (the "**Circular**") of which this letter forms part. Capitalised terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being members of the Independent Board Committee and the Compensation Committee, hereby write to advise the Shareholders as to whether, in our opinion, the terms of the Service Contract are fair and reasonable and the Service Contract is in the interests of the Company and the Shareholders as a whole.

Having taken into account the recommendations of Towers Perrin, an international human resources consultancy firm, we consider that the terms of the Service Contract (including the Continuing Term and the Relevant Provisions) are fair and reasonable and the Service Contract is in the interests of the Company and the Shareholders as a whole.

We have taken into account the factors considered by Towers Perrin, for example, the terms of the Service Contract would be market competitive with respect to compensation levels for chief executive officers in the US Fortune 500 and among companies in the global technology sector; the terms would be consistent with the compensation arrangements for an individual with background, experience and responsibilities comparable to those of Mr. Amelio; the terms are at least equal to the emoluments which Mr. Amelio would have otherwise been eligible to receive from his previous employer, Dell Inc.; the terms would align with the Company's business strategy; the terms would fairly reflect market practices in respect of payment for compensation lost or foregone upon a change in employment.

We therefore recommend the Shareholders to vote in favour of the resolution in relation to the Service Contract.

Yours faithfully,

Independent Board Committee
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Compensation Committee
Mr. William O. Grabe
Mr. Wai Ming Wong
Professor Chia-Wei Woo

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Lenovo Group Limited (the "**Company**") will be held at Salon 6, 3/F., JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, May 24, 2006 at 9:30 a.m. for the purpose of considering and, if thought fit, passing with or without modification the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the Service Contract, including the Continuing Term and the Relevant Provisions (each as defined in the Circular issued by the Company dated April 11, 2006), dated December 20, 2005 entered into by and between the Company and Mr. William J. Amelio, an executive Director, President and Chief Executive Officer of the Company (a copy of which is tabled at the meeting and marked "A" and initialed by the Chairman of the meeting for identification purposes), be and is hereby approved, ratified and confirmed; and

(b) any one Director, or any one Director and the Company Secretary if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company and/or its subsidiaries to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Service Contract."

By Order of the Board of
Yuanqing Yang
Chairman

Hong Kong, April 11, 2006

Registered office:
23rd Floor, Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Executive Directors:
Mr. Yuanqing Yang
Mr. William J. Amelio
Ms. Xuezheng Ma

Non-executive Directors:
Mr. Chuanzhi Liu
Mr. Linan Zhu
Mr. James G. Coulter
Mr. William O. Grabe
Mr. Weijian Shan
Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter)
Mr. Vince Feng (alternate Director to Mr. William O. Grabe)
Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan)

Independent non-executive Directors:
Mr. Wai Ming Wong
Professor Chia-Wei Woo
Mr. Lee Sen Ting
Mr. John W. Barter III

Notes:

1. A member entitled to attend and vote at the extraordinary general meeting convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be completed and lodged at the share registrar of the Company, Abacus Share Registrars Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the extraordinary general meeting or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

4. Where there are joint registered holders, any one of such persons may vote at the extraordinary general meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the extraordinary general meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5. The translation into Chinese language of the notice is for reference only. In case of any discrepancies, the English version shall prevail.

6. The votes to be taken in the extraordinary general meeting will be taken by way of poll.